SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer ID (CNPJ/MF) No: 43.776.517/0001-80

Company Registry (NIRE) No: 35.3000.1683-1

EXCERPT OF THE NINE HUNDRED AND FORTY-SIXTH MEETING

OF THE BOARD OF DIRECTORS

On July 22, 2021, at 9:00 a.m., the undersigned members of the Company’s Board of Directors listed below met via video conferencing upon the call of the Chairman of the Board of Directors, Mario Engler Pinto Junior, on an ordinary basis, pursuant to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, No. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below:

(...)

Following, the Chairman of the Board gave the floor to the Head of Risk and Compliance Management, Michael Breslin and the Head of Integrated Planning, Dante Ragazzi Pauli, who approached item 9 of the agenda, “Approval of the Corporate Policy for Voluntary Donations and Contributions” (time: 20 minutes), which was done according to Board Resolutions 0036/2021, dated February 10, 2021, and 0169/2021, dated May 26, 2021, Internal Communication PI 018/2021, dated April 29, 2021, draft of the Corporate Policy for Donations and Voluntary Contributions PI0035.v2, and a powerpoint presentation, all of which have been electronically filed in this meeting’s folder. The matter was discussed and put to vote, in compliance with article 24, item XII, of the Internal Regulations of the Board of Directors, and the members unanimously approved the Corporate Policy for Donations and Voluntary Contributions PI0035.v2, effective as of July 23, 2021.

(...)

The following attending Board Members signed these minutes: Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Claudia Polto da Cunha, Eduardo de Freitas Teixeira, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Luís Eduardo Alves de Assis, Reinaldo Guerreiro, Walter Luís Bernardes Albertoni and Wilson Newton de Mello Neto.

This is a free English translation of an excerpt from the original minutes drawn up in the Board of Directors’ minutes book.

São Paulo, July 23, 2021.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 28, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.